

May 5, 2015

Via Mail
Ronald J. Pasek
Senior Vice President and Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134

> **Re:** **Altera Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **File No. 0-16617**

Dear Mr. Pasek:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You state on page 14 that Huawei Technologies Co., Ltd. and LM Ericsson Telephone Company each accounted for 10% of your net sales in 2014. We are aware of news articles reporting Huawei contacts with Cuba, Sudan and Syria, countries that are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Ericsson told us in 2014, in publicly available correspondence, that it sold telecommunications infrastructure-related products and services in Cuba, Sudan and Syria. Additionally, you state on page 36 that your products are sold in the Americas and EMEA, references to which can be understood to include Cuba, Sudan and Syria. You do not discuss contacts with Cuba, Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, OEMs, distributors or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements,

arrangements or other contacts you have had with the governments ofthose countries or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

Ronald J. Pasek
Altera Corporation
May 5, 2015
Page 3

cc: Amanda Ravitz
         Assistant Director
         Division of Corporation Finance